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                                                            OMB APPROVAL
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                     UNITED STATES                    OMB Number.  3235-0145
           SECURITIES AND EXCHANGE COMMISSION         Expires:  August 31, 1991
                  Washington, D.C. 20549              Estimated average burden
                                                      hours per response...14.90
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                                 SCHEDULE 13G/A

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              (AMENDMENT NO. 1)*

                          Bryn Mawr Bank Corporation
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                               (NAME OF ISSUER)

                           Common Stock - Par Value
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                        (TITLE OF CLASS OF SECURITIES)

                                  11766510-9
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                                 (CUSIP NUMBER)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 5 pages


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CUSIP No. 11766510-9                    13G                 Page 2 of 5 Pages


1  NAME OF REPORTING PERSON
   S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     The Bryn Mawr Trust Company's Trust Department    Tax Identification #
                                                               23-0441580
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [_]

                                                                (b) [x]

3  SEC USE ONLY


4  CITIZENSHIP OR PLACE OF ORGANIZATION

     Commonwealth of Pennsylvania
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH


        5  SOLE VOTING POWER

            221,746*
        6  SHARED VOTING POWER

             57,704
        7  SOLE DISPOSITIVE POWER

           * In all instances where The Bryn Mawr Trust Company's Trust Department has sole voting power, it also has sole dispositive power.
        8  SHARED DISPOSITIVE POWER

           ** In all instances where The Bryn Mawr Trust Company's Trust Department has shared voting power, it also has shared dispositive power.
9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               279,450
10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

               6.49%
12 TYPE OF REPORTING PERSON*

               BK
                     *SEE INSTRUCTION BEFORE FILLING OUT!

                               Page 2 of 5 pages

*  All shares reflect a two for one stock split on September 1, 1998.


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Item 1(a)      Name of Issuer:

               Bryn Mawr Bank Corporation

Item 1(b)      Address of Issuer's Principal Executive Offices:

               801 Lancaster Avenue
               Bryn Mawr, PA 19010

Item 2(a)      Name of Person Filing:

               The Bryn Mawr Trust Company Trust Department

Item 2(b)      Address of Principal Business Office:

               801 Lancaster Avenue
               Bryn Mawr, PA 19010

Item 2(c)      Citizenship:

               Pennsylvania - The Bryn Mawr Trust Company is a bank and trust company subject to the Pennsylvania Banking Code of 1965.

Title of Class of Securities:

               Common Stock, Par Value $1.00

Cusip Number:  11766510-9

Item 3 If this statement is filed pursuant to Rule 13D-1(b), or 13D-2(b), check whether the person filing is a:

(A)  [_]       Broker or Dealer Registered Under Section 15 of the Act.
(B)  [X]       Bank as defined in Section 3(A)(6) of the Act.
(C)  [_]       Insurance Company as defined in Section 3(A)(19) of the Act.
(D)  [_]       Investment Company registered under Section 8 of the Investment
               Company Act.
(E)  [_]       Investment Adviser Registered under Section 203 of the Investment
               Advisers Act of 1940.
(F)  [_]       Employee Benefit Plan Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974
               or Endowment Fund: See Section 240.13(d)-1(b)(1)(ii)(F).
(G)  [_]       Parent Holding COmpany in accordance with Section
               240.13(d)-1(b)(ii)(G) (Note See Item 7).
(H)  [_]       Group, in accordance with Section 240.13(D)-1(b)(1)(ii)(H).

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Item 4    Ownership

          If the percent of the class owned, as of December 31 of the year covered by the statement, or as of the last day of any month described in Rule 13(D)-1(b)(2). If applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.

(a)       Amount Beneficially Owned:  279,450

(b)       Percent of Class: 6.49%

(c)       Number of shares as to which such person has:

          (I)     Sole power to vote or direct the vote:
                  221,746

          (II)    Shared power to vote or to direct the vote:
                  - 57,704 -**

          (III) Sole Power to dispose or to direct the disposition: * In all instances where The Bryn Mawr Trust Company's Trust Department has sole voting power, it also has sole dispositive power.

          (IV) Shared power to dispose or to direct the disposition: ** In all instances where The Bryn Mawr Trust Company's Trust Department has shared voting power, it also has shared dispositive power.

Instruction: For computations regarding securities which represent a right to acquire an underlying security See Rule 13(d)(1).

Item 5    Ownership of Five Percent or Less of a Class

          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ___

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Item 6         Ownership of more than five percent on behalf of another person.

               The Bryn Mawr Trust Company's Trust Department above disclosed beneficial ownership of the issuer's common stock on behalf of certain of its clients. The Bryn Mawr Trust Company's Trust Department's clients have the right to receive and power to direct the receipt of certain dividends from, or proceeds from the sale of the issuer's securities.

          The interest of each of The Bryn Mawr Trust Company's Trust Department's clients related to less than five percent of the class.

Item 7 Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company.

               Not Applicable

Item 8         Identification and Classification of members of the Group.

               Not Applicable

Item 9         Notice of Dissolution of the Group.

               Not Applicable

Item 10        Certification.

               The following certification shall be included if the statement is filed pursuant to Rule 13D-1(b):

     By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Signature:  /s/ Allen W. Doll                   Date: February 8, 1999
          ----------------------------
            Allen W. Doll
            Vice President
            The Bryn Mawr Trust Company